SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Orders Two Additional Boeing 737-800 NGs

São Paulo, March 6, 2006 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, announces that has increased the number of firm orders with Boeing, from 65 to 67 aircraft, as part of the Company’s continuing plans for expansion and cost reduction.

In July 2005, GOL increased its contract with Boeing for the purchase of up to 101 737-800 Next Generation aircraft, the largest agreement between Boeing and a Latin American company. By exercising an additional two purchase options, the Company increases its firm orders to a total of 67 aircraft, scheduled for delivery between 2006 and 2012. With this increase, the Company’s aircraft purchase options reduce from 36 to 34.

GOL’s new 737-800’s will be equipped with winglets, which reduce fuel consumption by approximately 3%. In addition to lowering operating costs, winglets provide better flight performance, the ability to operate longer non-stop flights and reduced noise during take-off. The 737-800 is also larger than 737-700 and can carry up to 25% more passengers.

“Increasing the number of firm orders with Boeing is important to GOL’s growth strategy in both Brazil and South America – always focusing on maintaining low costs, leading technology and high quality services,” says David Barioni, Technical Vice President of GOL Linhas Aéreas Inteligentes.

GOL currently operates 43 Boeing 737 aircraft. The Company has also increased its fleet expansion plan and expects to end 2006 with 58 new aircraft, according to the table below:

Aircraft	2006	2007	2008	2009	2010	2011
737-300	12	10	7	3	-	-
737-700	26	22	20	19	19	19
737-800	20	32	43	58	69	71
Total	58	64	70	80	88	90
New 737-800	11	25	34	45	53	60
Leased 737s	47	39	36	35	35	30

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 440 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

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For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli, or Simone Luciano	Meagan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Ph: (5511) 3049-0343 / 0343	Ph: 212 515 1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.